Exhibit 99.3

LI BANG INTERNATIONAL CORPORATION INC.

(the “Company”)

P R O X Y

I/We       of                    , the holder of _________________________________ ordinary shares1 in the Company, hereby appoint the Chairperson of the Annual General Meeting2 or _______________________________________________ of                                                           as my/our proxy to vote on my/our behalf in respect of all matters and resolutions to be submitted for consideration and approval at the Annual General Meeting of the Company to be held on June 27, 2025 Beijing Time, and at any adjournment thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3.

No.	PROPOSALS	FOR	AGAINST	ABSTAIN

1.	As an ordinary resolution, to re-appoint Feng Huang as a director of the Company to serve on the Company’s board of directors (the “Board”) until their office is otherwise vacated or they are removed by ordinary resolution.	☐	☐	☐

	As an ordinary resolution, to re-appoint Funa Li as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution.	☐	☐	☐

	As an ordinary resolution, to re-appoint Lianyong Song as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution.	☐	☐	☐

As an ordinary resolution, to re-appoint Liqi Xi as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution.

As an ordinary resolution, to re-appoint Libing Yan as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution.

2.	As an ordinary resolution, subject to Proposal 3 being passed, to:	☐	☐	☐

(a) re-designate all of the issued and outstanding ordinary shares of par value US$0.0001 each (“Ordinary Shares”) into class A ordinary shares of par value US$0.0001 each (“Class A Ordinary Shares”), each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association to be adopted pursuant to Proposal 3 below (the “Amended and Restated M&A”);

(b) re-designate 50,000,000 of the authorized but unissued Ordinary Shares into class B ordinary shares of par value US$0.0001 each (“Class B Ordinary Shares”), each having fifteen (15) votes per share and the other rights attached to it as set out in the Amended and Restated M&A; and

(c) re-designate all of the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares, each having one (1) vote per share and the other rights attached to it as set out in the Amended and Restated M&A, provided that the Company shall, at the time of this above resolution, have not less than 50,000,000 authorized but unissued Ordinary Shares.

3.	As a special resolution, subject to Proposal 2 being passed, to amend and restate the Company’s current amended and restated memorandum and articles of association in the form attached as Exhibit A to the accompanying Proxy Statement.	☐	☐	☐

[1]	Please insert the number of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). If no direction is made, this proxy will be voted FOR the proposals described above.

[2]	If any proxy other than the Chairperson of the Annual General Meeting is preferred, strike out the words “the Chairperson of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “FOR”. If you wish to vote against a particular resolution, tick the appropriate box marked “AGAINST”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “ABSTAIN”.

Dated                             , 2025

Signature(s)4

Signature of Joint Shareholder (if any)4

IMPORTANT: In order to be valid, your valid voting instructions and this proxy must be received not less than 48 hours before the time fixed for holding the Annual General Meeting or any adjournment thereof, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof.

TO VOTE ONLINE: Go to <www.Transhare.com> and click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com.

TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616.

TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

United States of America

[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, if the appointor is a corporation, must be either under seal or executed under the hand of an officer or attorney or other person duly authorized to sign the same. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.